Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 23, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise North American Water Fund (S000056225)
Tortoise North American Pipeline Fund (S000056247)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on December 20, 2016, January 19, 2017, and January 23, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 248 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Tortoise North American Water Fund (the “ Water Fund”) as a series of the Trust and PEA No. 242 to the Registration Statement, filed for the purpose of adding the Tortoise North American Pipeline Fund (the “Pipeline Fund”) as a series of the Trust.  PEA No. 248 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on November 17, 2016, and is scheduled to become effective on January 31, 2017. PEA No. 249 was filed pursuant to Rule 485(a) under the 1933 Act, on Form N-1A on November 18, 2016, and is scheduled to become effective on February 1, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Water Fund – General Comments

1.	Please update the Water Fund’s ticker symbols, once available on the SEC EDGAR system.

The Trust confirms Fund’s ticker symbol, once available, will be updated on the SEC’s EDGAR system.

2.	Please provide a copy of the Water Fund’s index methodology in advance of the effective date.

The Trust responds supplementally that it will provide a copy of the Water Fund’s methodology in advance of the January 31, 2017 effective date.

Water Fund Prospectus – Fees and Expenses Table

3.	Please provide the SEC with the completed Fees and Expenses Table and expense example in advance of the Water Fund’s effective date.

The Trust responds by providing the requested information below:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.40%

1 Year	3 Years
$41	$128

Water Fund Prospectus – Principal Investment Strategies

4.	Please disclose in the Water Fund’s principal investment strategies that the Fund is an exchange-traded fund.

The Trust responds by revising the first sentence under “Principal Investment Strategies” as follows: “The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index.

5.
The second sentence under “Principal Investment Strategies” states “The Underlying Index, the Tortoise North American Water Index (TBLUE), is a proprietary rules-based, modified capitalization weighted, float adjusted index designed to track the overall performance of equity securities of North American Water Companies.”  Please state whether the index is created or sponsored by an affiliated person of the Adviser.

The Trust responds by adding the following sentence at the end of the second paragraph on page 3 of the Prospectus:

“The Underlying Index was established in 2016 and is owned by the Adviser.”

6.
The third sentence under “Principal Investment Strategies” states “A Water Company is defined as a company that derives at least 25% of gross revenues from either water infrastructure or water management.” Please explain, for Rule 35d-1 purposes, how a company that derives only 25% of its revenues from water infrastructure or water management could be considered a Water Company. Please note that the staff would expect a “Water Company” to be one that derives at least 50% of its revenues from water infrastructure or water management.  In addition, please clarify how the Fund determines a company to be a “North American Company.”

The Trust believes the definition of Water Company as disclosed in the Prospectus is consistent with the requirements of Rule 35d-1 under the 1940 Act.  The Trust notes that Rule 35d-1 does not require the 50% revenue criteria articulated by the Staff. The Trust further notes that Footnote 43 to the adopting release for Rule 35d-1 notes that “as a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Trust believes that the Underlying Index’s definition of a “Water Company” is reasonable. The current revenue criterion requires that a company be significantly involved in water infrastructure or water management in order to meet the definition disclosed in the Prospectus.

The Trust further notes that question 8 of the Staff-released frequently asked questions on Rule 35d-1 states “in determining whether a particular name is misleading, the Division considers whether the name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund's intended investments or the risks of those investments.” With respect to the Water Fund, the Trust believes there is a low probability that a reasonable investor would conclude the Fund invests in a manner inconsistent with the Water Fund’s stated investment strategies. As a passive ETF, the Fund’s stated investment objective is to seek returns that correspond to the performance of the Underlying Index. The Underlying Index’s constituent eligibility criteria are clearly articulated in the Prospectus.

As discussed under “Principal Investment Strategies,” the Underlying Index is weighted so that companies that derive 50% or more of their gross revenues from water industry activities represent a minimum of 70% of the total float adjusted market cap of the Underlying Index.  The remaining 30% of the total float adjusted market cap of the Underlying Index includes companies that derive 25 -50% of their gross revenues from water related activities.  This revenue weighting methodology ensures that the Underlying Index, and therefore, in turn the Fund, reflects the performance of the water industry.  The Trust also notes that neither the ISE Water IndexTM nor the NASDAQ OMX US Water IndexTM, which each serve as an underlying index to other “Water Fund” ETFs, states that each component of such Index derives 50% of its revenue from the water industry.  The ISE Water IndexTM methodology requires only that companies “derive a substantial portion of revenues from the potable and wastewater industry” for inclusion in the index and the NASDAQ OMX US Water IndexTM requires only that a company “be involved in the creating of products that conserve and purify water for homes, businesses and industries.” There are no quantifiable criteria in either index. In addition, the Trust further notes that other “Water Fund” ETFs using either the ISE Water IndexTM or the NASDAQ OMX US Water IndexTM as an underlying index have among their top 10 holdings issuers that derive less than 15% of their revenue from the water industry.  Requiring the Water Fund to limit its definition of a “Water Company” to those that derive at least 50% of their revenue from the water industry when other underlying indices have no such requirement would result in disparate treatment of the Water Fund.

With respect to the second part of the comment, the Trust responds by noting that it will change the name of the Water Fund from the “Tortoise North American Water Fund” to the “Tortoise Water Fund”.

Additional 1/19/2017 and 1/23/2017 Comment:  The Staff did not indicate that in order for a company to be considered a Water Company it had to derive at least 50% of its revenues from water infrastructure or water management.  However, the Staff feels that use of a “25% of revenues” definition is insufficient for a company to be considered a Water Company.  The Fund could instead use terms such as “primarily” or “significantly”, such as “A Water Company is defined as a company that primarily derives its gross revenues from either water infrastructure or water management.”  See Summit Water Infrastructure Multifactor ETF as an example.

The Trust responds by modifying the disclosure under “Principal Investment Strategies” starting on page 1 of the Prospectus as follows:

“The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index. The Underlying Index, the Tortoise ~~North American~~ Water Index (TBLUE), is a proprietary rules-based, modified capitalization weighted, float adjusted index designed to track the overall performance of equity securities of ~~North American~~ Water Companies listed on the New York Stock Exchange, NASDAQ or Toronto Stock Exchange. The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., Water Companies).  A Water Company is defined as a company that derives significant ~~at least 25% of~~ gross revenues from either water infrastructure or water management.  Water infrastructure companies are those whose principal business is providing public water distribution or supporting/enhancing water distribution infrastructure via equipment, engineering and/or consulting.  Water management companies provide technologies or products that manage or facilitate the management of water distribution and usage, including the fields of water efficiency, water treatment, and irrigation.

To be included in the Underlying Index, a company must be a Water Company that is listed on the New York Stock Exchange, NASDAQ, or Toronto Stock Exchange.  The Underlying Index may include small and medium capitalization companies.  Eligible constituents must also have a total float adjusted equity market capitalization of at least $200 million USD at the time of inclusion in the Underlying Index. In order to remain in the Underlying Index, a company must maintain an average float adjusted equity market capitalization of at least $150 million USD for a minimum of 20 trading days prior to the rebalance of the Underlying Index.

~~While m~~Many companies that are ~~principally~~ engaged in the water industry also~~, some participants, while considered major participants in the water industry, derive only a portion of revenues from either water infrastructure or water management.  Many have substantial revenues~~ derive~~d~~ substantial revenues from non-water related activities.  Some such companies, including some in the Underlying Index, derive less than half of overall company revenues from water industry activities.  In some instances, these companies may have market caps that are substantial relative to the size of the industry.  While Tortoise Index Solutions, LLC (the “Adviser”) believes including such companies in the Underlying Index is important, equally important is the Adviser’s prerequisite that the Underlying Index derives a significant portion of its revenue from water related activities. In an effort to create an index that does both, the Adviser has implemented a “revenue weighting” methodology.

Revenues from all potential index companies are collected annually from company 10-Ks or equivalents.  The inclusion criteria is then applied.  Water Companies are divided into two segments.  Those companies with at least 50% of their gross revenues derived from water related activities comprise the “direct water exposure” segment (“direct segment”).  The direct segment will be weighted to represent a minimum of 70% of the total float adjusted market cap of the Underlying Index.

Water Companies that derive significant, but less than a majority of, gross revenues ~~with 25-50% of their revenues~~ from water related activities will comprise the “indirect water exposure” segment (“indirect segment”).  Initially, the indirect segment will be weighted to represent a maximum of 30% of the total float adjusted market cap of the Underlying Index.  Constituents in the indirect segment will be equally weighted with an individual name cap of 4% and no security in this segment will have a weight higher than 4% of the float adjusted aggregate market cap of the Underlying Index.  It is possible, therefore, that the resulting sum of weights in the indirect segment is less than 30% due to the 4% limitation on individual securities when the individual 4% name cap is applied.  In that event, the excess available market cap will be redistributed to the direct segment.  For the Underlying Index as a whole, no individual security may be more than ~~names are capped at~~ 7.5% of the total float adjusted market cap of the Underlying Index.

In seeking to achieve its objective as an index fund, the Fund will invest at least 80% of its net assets (excluding any collateral held from securities lending) in common stocks and American depository receipts (“ADRs”) that comprise the Underlying Index. ADRs are negotiable receipts issued by a U.S. bank or trust company that evidence ownership of securities in a foreign company which have been deposited with such bank or trust company’s office or agent in a foreign country. The Fund may also invest in Global Depositary Receipts (“GDRs”), European Depositary Receipts (“EDRs”), and International Depositary Receipts (“IDRs”) (collectively, with ADRs, “Depositary Receipts”). Under normal conditions, the Fund generally will invest in substantially all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index; however, under various circumstances, it may not be possible or practicable to purchase all of the securities in the Underlying Index in those weightings. In those circumstances, the Fund may purchase a sample of the securities in the Underlying Index or utilize various combinations of other available investment techniques in seeking performance that corresponds to the performance of the Underlying Index.  The Fund may invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives related to the Underlying Index and its components, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in the Underlying Index but which the Adviser believes will help the Fund track the Underlying Index.

As of the December 16~~[…]~~, 2016 rebalance, the Underlying Index was comprised of 35~~[32]~~ constituents. No constituents will be added to the Underlying Index between rebalance dates, which take place on a quarterly basis in March, June, September and December. Constituents are reviewed annually, at the December rebalance, to determine that they continue to meet the definition of a Water Company under the Underlying Index methodology. Constituents in the Underlying Index may be deleted from the Underlying Index due to corporate events such as mergers, acquisitions, bankruptcies, takeovers, or delistings. Standard rebalances take place on a quarterly basis. Special rebalances are triggered by corporate actions and will be implemented as practically as possible on a case-by-case basis. Index constituent changes and updates as well as any changes to the methodology will be posted to www.tortoiseindexsolutions.com. The Underlying Index was established in 2016 and is owned by the Adviser.

The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index concentrates in an industry or group of industries. The Underlying Index and the Fund will be concentrated in the water industry.

The Fund has elected to be, and intends to qualify each year for treatment as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).”

7.	Please state clearly that the companies in the Underlying Index may be small and medium capitalization companies.

The Trust responds by revising the second paragraph under “Principal Investment Strategies” on page 2 of the Prospectus as follows:

“To be included in the Underlying Index, a company must be a Water Company that is listed on the New York Stock Exchange, NASDAQ, or Toronto Stock Exchange. The Underlying Index may include small and medium capitalization companies. Eligible constituents must also have a total float adjusted equity market capitalization of at least $200 million USD at the time of inclusion in the Underlying Index. In order to remain in the Underlying Index, a company must maintain an average float adjusted equity market capitalization of at least $150 million USD for a minimum of 20 trading days prior to the rebalance of the Underlying Index.”

8.	Please clarify what is meant by the phrase “individual name” in the fourth paragraph on page 2 of the Prospectus.

The Trust responds by revising the noted paragraph as follows:

“Water Companies that derive significant, but less than a majority of, gross revenues ~~with 25-50% of their revenues~~ from water related activities will comprise the “indirect water exposure” segment (“indirect segment”).  Initially, the indirect segment will be weighted to represent a maximum of 30% of the total float adjusted market cap of the Underlying Index.  Constituents in the indirect segment will be equally weighted ~~with an individual name cap of 4%~~ and no security in this segment will have a weight higher than 4% of the float adjusted aggregate market cap of the Underlying Index.  It is possible, therefore, that the resulting sum of weights in the indirect segment is less than 30% due to the 4% limitation on individual securities ~~when the individual 4% name cap is applied~~.  In that event, the excess available market cap will be redistributed to the direct segment.  For the Underlying Index as a whole, no individual security may be more than ~~names are capped at~~ 7.5% of the total float adjusted market cap of the Underlying Index.

All segment and individual security caps or minimums will apply at the reference date.

9.
Please revise the first sentence on page 3 of the Prospectus to note that the Water Fund will invest at least 80% of its net assets, exclusive of any collateral held from securities lending, in securities that comprise the Underlying Index.

The Trust responds by revising the noted disclosure as follows: “In seeking to achieve its objective as an index fund, the Fund will invest at least 80% of its net assets (excluding any collateral held from securities lending) in common stocks and American depository receipts (“ADRs”) that comprise the Underlying Index.

10.
The Water Fund’s principal investment strategies state that the Fund may invest in other investment companies as a principal investment strategy. Please consider whether a line item for acquired fund fees and expenses is needed in the fees and expenses table of the Prospectus.

The Trust responds supplementally that it does not anticipate that acquired fund fees and expenses for the Water Fund will exceed 0.01% and that it will add a line to the fees and expenses table if acquired fund fees and expenses will exceed 0.01%.

11.
The second paragraph on page 2 of the prospectus describes the circumstances under which the Underlying Index will rebalance on a quarterly basis. Please disclose whether the Fund will rebalance in connection with the rebalancing of the Underlying Index.

The Trust respectfully declines to add disclosure indicating whether the Fund will rebalance in connection with the rebalancing of the Underlying Index. The Underlying Index rebalances in accordance with the rules stipulated in the Underlying Index’s methodology. The Fund has an investment objective to seek investment results that correspond to the performance of the Underlying Index. Accordingly, to achieve that investment objective, the Water Fund will likely make adjustments to its portfolio in connection with a rebalancing of the Underlying Index. In addition, in order to stay compliant with the requirement that the Water Fund invest at least 80% of its net assets in stocks that comprise the Underlying Index, the Fund may need to adjust its portfolio in connection with a rebalancing of the Underlying Index. However, the Water Fund does not “rebalance” in the same way that the Underlying Index does.

12.
Please confirm whether securities underlying the Water Fund are traded outside of a collateralized settlement system.  If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants).  Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares.

The Trust responds supplementally that the securities underlying the Water Fund are not traded outside of a collateralized settlement system.

Water Fund Prospectus – Principal Risks

13.	Please revise the “New Fund and New Advisor Risk” to note that the Water Fund has no operating history, rather than a limited operating history.

The Trust responds by revising the risk disclosure on pages 4 and 10 of the Prospectus as follows:

“New Fund and New Advisor Risk. As of the date of this Prospectus,  the Fund has ~~a limited~~ no operating history and there can be no assurance that the Fund will grow to, or maintain, an economically viable size, in which case the Board of Trustees (the “Board”) of Managed Portfolio Series (the “Trust”) may determine to liquidate the Fund.  In addition, the Adviser is a recently registered investment adviser and currently manages one other fund, having done so since June 29, 2015.

14.	Please clarify why the “Non-U.S. Securities Risk” is included as a principal risk for the Water Fund.

The Trust responds supplementally that the “Non-U.S. Securities Risk” has been included because the Water Fund’s considers a North American Company to be any company that is traded on the New York Stock Exchange, the NASDAQ exchange or the Toronto Stock Exchange. Accordingly, the Water Fund may invest in securities that are listed on the named exchange that have significant operations outside of North America.

15.
Please relocate the disclosure on page 6 of the Prospectus under “Exclusion of Adviser from Commodity Pool Operator Definition” as that section is neither required nor permitted to be included in the Item 4 disclosure by Form N-1A.

The Trust responds by moving the disclosure under the heading “Exclusion of Advisor from Commodity Pool Operator Definition” to follow the Item 9 principal risk disclosures.

Water Fund Prospectus – Investment Adviser and Portfolio Manager

16.	Please confirm that Tortoise Index Solutions, LLC and Palmer Square Capital Management LLC have a control relationship and disclose the nature of the control relationship.

The Trust responds supplementally that Palmer Square Capital Management and Tortoise Index Solutions, LLC are under common control of the same ultimate parent. The Trust further responds by revising the first paragraph under “Investment Adviser” on page 15 of the Prospectus as follows:

“Tortoise Index Solutions, LLC serves as the investment adviser to the Fund.  The Adviser provides research-driven, investible indices, exchange-traded products and thought leadership in the universe of essential assets.  Its indices are intended to fill a void in the market and provide benchmarks for use by investment professionals, research analysts and industry executives to analyze relative performance as well as to provide a basis for passively managed exchange-traded products. The Adviser and Palmer Square Capital Management LLC, a registered investment adviser, are affiliated entities in that they are under common control.”

17.	When it is available, please add the date that the Portfolio Manager began managing the Water Fund.

The Trust responds by revising the disclosure under “Portfolio Manager” on page 7 of the Prospectus as follows:

Matthew Weglarz, CFA has served as portfolio manager for the Fund since its inception in February 2017.

18.	Please bold the heading “Payments to Broker-Dealers and Other Financial Intermediaries” on Page 7 of the Prospectus.

The Trust responds by making the requested revision.

Water Fund Prospectus - Index Provider/Trademark License/Disclaimer

19.
Given that the Adviser provides the Underlying Index, please confirm that the Water Fund has adopted policies and procedures pursuant to Rule 17j-1 of the 1940 Act and Rule 206(4)-7 of the Investment Advisers Act of 1940, as amended, that address conflicts that may arise as a result of self-indexing.  Please also confirm that the index license or sub-license states that the Underlying Index is provided to the Water Fund at no cost.

The Trust responds supplementally that the Trust and the Adviser have adopted policies to address conflicts of interest that may arise as a result of self-indexing. The Trust also confirms that the index license states that the Underlying Index is provided to the Water Fund at no cost.

Prospectus Comments – Additional Investment Strategies

20.
The first sentence under “Additional Investment Strategies” states “The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., North American Water Companies).” Please add this language to the Item 4 disclosure of the Water Fund’s principal investment strategies.

The Trust responds by adding the noted disclosure to the first paragraph under “Principal Investment Strategies on page 1 of the Prospectus as follows:

The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index. The Underlying Index, the Tortoise ~~North American~~ Water Index (TBLUE), is a proprietary rules-based, modified capitalization weighted, float adjusted index designed to track the overall performance of equity securities of ~~North American~~ Water Companies listed on the New York Stock Exchange, NASDAQ or Toronto Stock Exchange. The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., ~~North American~~ Water Companies).   A Water Company is defined as a company that derives significant ~~at least 25% of~~ gross revenues from either water infrastructure or water management.  Water infrastructure companies are those whose principal business is providing public water distribution or supporting/enhancing water distribution infrastructure via equipment, engineering and/or consulting.  Water management companies provide technologies or products that manage or facilitate the management of water distribution and usage, including the fields of water efficiency, water treatment, and irrigation.

21.
The first sentence of the third paragraph under “Additional Investment Strategies on page 9 states “The Adviser may sell securities that are represented in the Underlying Index or purchase securities not yet represented in the Underlying Index, in anticipation of their removal from or addition to the Underlying Index.” Please confirm that the Water Fund will only buy or sell securities during the rebalancing of the Underlying Index or explain how the Water Fund can be a passive ETF.

The Trust responds supplementally that any acquisition or sale of a security by the Water Fund in anticipation of such security’s addition to or removal from the Underlying Index will only be done once information regarding the rebalancing of the Underlying Index is publicly available.

Water Fund Prospectus – Buying and Selling Fund Shares

22.
Page 17 includes a discussion of the indicative optimized portfolio value (the “IOPV”) of Water Fund shares.  Please note that the discussion of the IOPV should specifically address how (a) the IOPV is calculated (i.e., whether the IOPV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes).  Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares.  If there are such circumstances, please consider noting that potential as a principal risk.

The Trust responds that it believes the required disclosure is already included on page 21 of the Statement of Additional Information under the heading “Exchange Listing and Trading.”

Additional 1/19/2017 Comment:  Your response did not fully address the original comment.  Please update the discussion of the IOPV to address 1) how the IOPV is calculated (i.e., whether the IOPV is based on the index, on the portfolio or on the basket); and 2) whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares.

The Trust responds by modifying the fourth paragraph under the heading “Exchange Listing and Trading” to reflect the following:

“The Exchange (or market data vendors or other information providers) will disseminate, every fifteen seconds during the regular trading day, an IOPV relating to the Fund.  The IOPV calculations are based on the creation basket, and reflect an estimate~~s~~ of the value of the Fund’s NAV ~~and are~~ based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit.  Premiums and discounts between the IOPV and the market price may occur.  The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best possible valuation of the current portfolio.  Therefore, it should not be viewed as a “real-time” update of the NAV of the Fund, which is calculated only once a day.  The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States.  In such instances, a stale price representing the last trading price for such securities will be used in the IOPV calculation.  Neither the Fund, the Adviser nor any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.”

In addition, the Trust responds supplementally that it does not believe there are any other elements that might adversely affect the use of the IOPV as an indicator of the Fund’s current market value.

Water Fund Comments – Statement of Additional Information (“SAI”)

23.
Item 16(c)(1)(v) of Form N-1A requires disclosure relating to a fund’s policies with respect to purchasing or selling real estate. Please add disclosure relating to the Water Fund’s policies with respect to purchasing or selling real estate to the Fund’s fundamental investment restrictions.

The Trust responds by adding the following fundamental investment restriction to page 19 of the SAI:

“The Fund will not purchase or sell real estate, except that the Fund may purchase marketable securities issued by companies which own or invest in real estate (including REITs).”

24.	Please add the language to page 29 of the SAI under the heading “Investment Adviser” to disclose the relationship between the Adviser and Palmer Square Capital Management.

The Trust responds by adding the following sentence at the end the first paragraph under “Investment Adviser”:

“The Adviser is also under common control with Palmer Square Capital Management, a registered investment adviser.”

25.
Please clarify who “he” refers to in the following sentence on page 31: “He owns an equity interest in Tortoise Investments, LLC (formerly, Tortoise Holdings, LLC), the sole member of the Adviser, and thus benefits from increases in the net income of the Adviser.”

The Trust responds by revising the noted sentence as follows: “Mr. Weglarz owns an equity interest in Tortoise Investments, LLC (formerly, Tortoise Holdings, LLC), the sole member of the Adviser, and thus benefits from increases in the net income of the Adviser.”

26.
Page 41of the SAI under the heading “Purchase and Issuance of Shares in Creation Units” includes a paragraph entitled “CASH PURCHASE METHOD”. Please explain how permitting full or partial cash purchases is consistent with the exemptive order.

The Trust believes that permitting purchases to be made partially or fully in cash is consistent with the exemptive relieve the Adviser is relying on to offer the Water Fund. The exemptive relief was granted subject to the conditions set forth in the application for exemptive relief. The application, in representation 16 states that  the Fund may permit purchases in cash, among the other reasons articulated in the application, “if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash.”

The Trust will also modify the first sentence following the header CASH PURCHASE METHOD as follows: “The Trust may at its discretion permit full or partial cash purchases of Creation Units of the Fund in instances permitted by the exemptive relief the Adviser is relying on in offering the Fund.”

Pipeline Fund – General Comments

27.	Please update the Pipeline Fund’s ticker symbols, once available on the SEC EDGAR system.

The Trust confirms the Pipeline Fund’s ticker symbol, once available, will be updated on the SEC’s EDGAR system.

Pipeline Fund Prospectus – Fees and Expenses Table

28.	Please provide the SEC with the completed Fees and Expenses Table and expense example in advance of the Pipeline Fund’s effective date. .

The Trust responds by providing the requested information below:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.40%

1 Year	3 Years	5 Years	10 Years
$41	$128	$224	$505

Pipeline Fund Prospectus – Principal Investment Strategies

29.	Please disclose in the Pipeline Fund’s principal investment strategies that the Fund is an exchange-traded fund.

The Trust responds by revising the first sentence under “Principal Investment Strategies” as follows: “The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index.

30.
The second sentence under “Principal Investment Strategies” states “The Underlying Index is a proprietary rules-based, capitalization weighted, float adjusted index designed to track the overall performance of equity securities of North American Pipeline Companies.”  Please state whether the index is created or sponsored by an affiliated person of the Adviser.

The Trust responds by adding the following sentence at the end of the second paragraph on page 3 of the Prospectus:

“The Underlying Index was established and is owned by the Adviser.”

31.
The Pipeline Fund’s principal investment strategies state that the Fund may invest in other investment companies as a principal investment strategy. Please consider whether a line item for acquired fund fees and expenses is needed in the fees and expenses table of the Prospectus.

The Trust responds supplementally that it does not anticipate that acquired fund fees and expenses for the Pipeline Fund will exceed 0.01% and that it will add a line to the fees and expenses table if acquired fund fees and expenses will exceed 0.01%.

32.
The first paragraph on page 3 of the prospectus describes the circumstances under which the Underlying Index will rebalance on a quarterly basis. Please disclose whether the Pipeline Fund will rebalance in connection with the rebalancing of the Underlying Index.

The Trust respectfully declines to add disclosure indicating whether the Pipeline Fund will rebalance in connection with the rebalancing of the Underlying Index. The Underlying Index rebalances in accordance with the rules stipulated in the Underlying Index’s methodology. The Pipeline Fund has an investment objective to seek investment results that correspond to the performance of the Underlying Index. Accordingly, to achieve that investment objective, the Pipeline Fund will likely make adjustments to its portfolio in connection with a rebalancing of the Underlying Index. In addition, in order to stay compliant with the requirement that the Pipeline Fund invest at least 80% of its net assets in stocks that comprise the Underlying Index, the Fund may need to adjust its portfolio in connection with a rebalancing of the Underlying Index. However, the Pipeline Fund does not “rebalance” in the same way that the Underlying Index does.

33.	The third paragraph on page 3 of the Prospectus includes disclosure that is neither required nor permitted to be included in the summary prospectus by Form N-1A. Please relocate.

The Trust responds by relocating the noted disclosure to accompany the Item 9 disclosure of the Fund’s additional investment strategies.

34.
Please confirm whether securities underlying the Pipeline Fund are traded outside of a collateralized settlement system.  If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants).  Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares..

The Trust responds supplementally that the securities underlying the Pipeline Fund are not traded outside of a collateralized settlement system.

35.
Please relocate the disclosure on page 6 of the Prospectus under “Exclusion of Adviser from Commodity Pool Operator Definition” as that section is neither required nor permitted to be included in the Item 4 disclosure by Form N-1A.

The Trust responds by moving the disclosure under the heading “Exclusion of Advisor from Commodity Pool Operator Definition” to follow the Item 9 principal risk disclosures.

Pipeline Fund Prospectus – Investment Adviser and Portfolio Manager

36.	Please confirm that Tortoise Index Solutions, LLC and Palmer Square Capital Management LLC have a control relationship and disclose the nature of the control relationship.

The Trust responds supplementally that Palmer Square Capital Management and Tortoise Index Solutions, LLC are under common control. The Trust further responds by revising the first paragraph under “Investment Adviser” on page 15 of the Prospectus as follows:

“Tortoise Index Solutions, LLC serves as the investment adviser to the Fund.  The Adviser provides research-driven, investible indices, exchange-traded products and thought leadership in the universe of essential assets.  Its indices are intended to fill a void in the market and provide benchmarks for use by investment professionals, research analysts and industry executives to analyze relative performance as well as to provide a basis for passively managed exchange-traded products. The Adviser and Palmer Square Capital Management LLC, a registered investment adviser, are affiliated entities in that they are under common control.”

37.	When it is available, please add the date that the Portfolio Manager began managing the Pipeline Fund.

The Trust responds by revising the disclosure under “Portfolio Manager” on page 7 of the Prospectus as follows:

Matthew Weglarz, CFA has served as portfolio manager for the Fund since its inception in March 2017 and served as portfolio manager of the Predecessor Fund since its inception in June 2015.

Pipeline Fund Prospectus - Index Provider/Trademark License/Disclaimer

38.
Given that the Adviser provides the Underlying Index, please confirm that the Pipeline Fund has adopted policies and procedures pursuant to Rule 17j-1 of the 1940 Act and Rule 206(4)-7 of the Investment Advisers Act of 1940, as amended, that address conflicts that may arise as a result of self-indexing.  Please also confirm that the index license or sub-license states that the Underlying Index is provided to the Pipeline Fund at no cost.

The Trust responds supplementally that the Trust and the Adviser have adopted policies to address conflicts of interest that may arise as a result of self-indexing. The Trust also confirms that the index license states that the Underlying Index is provided to the Pipeline Fund at no cost.

39.
The first sentence under “Principal Investment Strategies” on page 9 of the Prospectus states “The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., North American Pipeline Companies).” Please add this language to the Item 4 disclosure of the Pipeline Fund’s principal investment strategies.

The Trust responds by adding the noted disclosure to the first paragraph under “Principal Investment Strategies on page 1 of the Prospectus as follows:

The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index. The Underlying Index is a proprietary rules-based, capitalization weighted, float adjusted index designed to track the overall performance of equity securities of North American Pipeline Companies. The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., North American Pipeline Companies).   A Pipeline Company is defined as a company that either 1) has been assigned a standard industrial classification (“SIC”) system code that indicates the company operates in the energy pipeline industry or 2) has at least 50% of its assets, cash flow or revenue associated with the operation or ownership of energy pipelines.  Pipeline Companies engage in the business of transporting natural gas, crude oil and refined products, storing, gathering and processing such gas, oil and products and local gas distribution.

40.
Page 10 of the Prospectus, under “Principal Investment Strategies” states “The Fund may engage in such derivatives transactions to gain exposure to, for example, certain securities, markets or asset classes, to hedge the Fund’s positions in or exposure to securities, currencies or other instruments, or to equitize cash positions in the Fund’s portfolio.” Please explain what it means to “equitize cash positions in the Fund’s portfolio.

The Trust responds by revising the noted disclosure to delete the reference to equitizing cash positions in the Fund’s portfolio.

Pipeline Fund Prospectus – Principal Risks

41.
It is unclear why the Pipeline Fund has included a principal risk applicable to investments in non-U.S. securities. If the only non-U.S. securities the Pipeline Fund will invest in as a principal investment strategy are Canadian securities, consider adding a risk specific to investments in Canadian securities.

The Trust responds by adding the following risk relating to investments in Canadian securities:

Canadian Securities Risk. The Canadian economy may be significantly affected by the U.S. economy because the U.S. is Canada’s largest trading partner and foreign investor. Canada’s largest exports are its natural resources, so the Canadian economy is dependent on the demand for, and supply and price of, natural resources, and any market developments that reduce the price of such goods could disproportionately affect the Canadian economy

42.
Page 22 of the Prospectus includes disclosure that “the Adviser was formed in 2015 and, therefore, has limited investment management experience.” Please consider whether the Adviser’s limited experience should be noted as a principal risk for the Fund.

The Trust responds by adding the following risk disclosure to the Item 4 and Item 9 risk disclosures in the Prospectus:

“Newer Fund and Advisor Risk. The Fund has a limited operating history and there can be no assurance that the Fund will grow to, or maintain, an economically viable size, in which case the Board of Trustees (the “Board”) of Managed Portfolio Series (the “Trust”) may determine to liquidate the Fund.  In addition, the Adviser is a recently registered investment adviser and currently manages one other fund.

Pipeline Fund Prospectus – Buying and Selling Fund Shares

43.
Page 17 includes a discussion of the indicative optimized portfolio value (the “IOPV”) of Pipeline Fund shares.  Please note that the discussion of the IOPV should specifically address how (a) the IOPV is calculated (i.e., whether the IOPV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes).  Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares.  If there are such circumstances, please consider noting that potential as a principal risk.

The Trust responds that it believes the required disclosure is already included on page 27 of the SAI under the heading “Exchange Listing and Trading.”

Additional 1/23/2017 Comment:  Your response did not fully address the original comment.  Please update the discussion of the IOPV to address 1) how the IOPV is calculated (i.e., whether the IOPV is based on the index, on the portfolio or on the basket); and 2) whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares.

The Trust responds by modifying the fourth paragraph under the heading “Exchange Listing and Trading” to reflect the following:

“The Exchange (or market data vendors or other information providers) will disseminate, every fifteen seconds during the regular trading day, an IOPV relating to the Fund.  The IOPV calculations are based on the creation basket, and reflect an estimate~~s~~ of the value of the Fund’s NAV and are based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit.  Premiums and discounts between the IOPV and the market price may occur.  The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best possible valuation of the current portfolio.  Therefore, it should not be viewed as a “real-time” update of the NAV of the Fund, which is calculated only once a day.  The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States.  In such instances, a stale price representing the last trading price for such securities will be used in the IOPV calculation.  Neither the Fund, the Adviser nor any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.”

In addition, the Trust responds supplementally that it does not believe there are any other elements that might adversely affect the use of the IOPV as an indicator of the Fund’s current market value.

Pipeline Fund Prospectus – Financial Highlights

44.	Prior to the effective date of the Pipeline Fund’s registration statement, please provide the most recent financial highlights for the Predecessor Fund.

The Trust responds by providing the financial highlights for the period ended November 30, 2016 below:

Tortoise North American Pipeline Fund
	Year Ended November 30, 2016	Period Ended November 30, 2015(1)
PER COMMON SHARE DATA(2)
Net asset value, beginning of period	$19.59	$25.00

INVESTMENT OPERATIONS:
Net investment income(3)	0.67	0.24
Net realized and unrealized gain (loss) on investments and translations of foreign currency(3)	3.85	(5.43)
Total from investment operations	4.52	(5.19)

LESS DISTRIBUTIONS FROM:
Net investment income	(0.53)	(0.22)
Net realized gains	-	–
Return of capital	(0.35)	–
Total distributions	(0.88)	(0.22)

Net asset value, end of period	$23.23	$19.59

TOTAL RETURN(4)	23.84%	(20.81)%

SUPPLEMENTAL DATA AND RATIOS:
Net assets, end of period (in 000’s)	$44,133	$20,564

Ratios to average net assets:
Expenses(5)	0.50%	0.70%
Net investment income(5)	2.40%	2.68%
Portfolio turnover rate(4)	27%	17%
(1)	Inception date of the Fund is June 29, 2015.
(2) (3)
For a Fund share outstanding for the entire period.
The per common share data for the period from June 29, 2015 to November 30, 2015 does not reflect the change in estimate of investment income and return of capital.

(4)	Not annualized for period less than one year.
(5)	Annualized for periods less than one year.

Pipeline Fund – SAI

45.
Please clarify who “he” refers to in the following sentence on page 37: “He owns an equity interest in Tortoise Investments, LLC (formerly, Tortoise Holdings, LLC), the sole member of the Adviser, and thus benefits from increases in the net income of the Adviser.”

The Trust responds by revising the noted sentence as follows: “Mr. Weglarz owns an equity interest in Tortoise Investments, LLC (formerly, Tortoise Holdings, LLC), the sole member of the Adviser, and thus benefits from increases in the net income of the Adviser.”

46.
Page 41of the SAI under the heading “Purchase and Issuance of Shares in Creation Units” includes a paragraph entitled “CASH PURCHASE METHOD”. Please explain how permitting full or partial cash purchases is consistent with the exemptive order.

The Trust believes that permitting purchases to be made partially or fully in cash is consistent with the exemptive relieve the Adviser is relying on to offer the Pipeline Fund. The exemptive relief was granted subject to the conditions set for the application for exemptive relief. The application, in representation 16 states that  the Fund may permit purchases in cash, among the other reasons articulated in the application, “if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash.”

The Trust will also modify the first sentence following the header CASH PURCHASE METHOD as follows: “The Trust may at its discretion permit full or partial cash purchases of Creation Units of the Fund in instances permitted by the exemptive relief the Adviser is relying on in offering the Fund.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.